Exhibit 23.1
Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3 No. 333-XXXXX) and related Prospectus of American Equity Investment Life Holding Company for the registration of debt securities, preferred stock, common stock, depositary shares, warrants, purchase contracts, and purchase units and to the incorporation by reference therein of our reports dated March 1, 2022, with respect to the consolidated financial statements of American Equity Investment Life Holding Company, and the effectiveness of internal control over financial reporting of American Equity Investment Life Holding Company included in its Annual Report (Form 10-K) as of and for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Des Moines, Iowa
August 25, 2022